Exhibit 8.1

List of Subsidiaries of China Digital TV Holding Co., Ltd.

Name	Jurisdiction of Incorporation

China Digital TV Technology Co., Ltd.	British Virgin Islands

Beijing Super TV Co., Ltd.	People’s Republic of China

Beijing Novel-Super Media Investment Co., Ltd.	People’s Republic of China

Golden Benefit Technology Limited	Hong Kong

China Super Media Holdings Limited	Hong Kong